EXHIBIT 99.1

Stantec announces renewal of Normal Course Issuer Bid and Automatic Share Purchase Plan

EDMONTON, Alberta, Dec. 11, 2024 (GLOBE NEWSWIRE) -- TSX, NYSE: STN

Stantec Inc. (“Stantec”), a global leader in sustainable design and engineering, announced today that it has received approval from the Toronto Stock Exchange (the “TSX”) regarding the renewal of its Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB documentation filed with the TSX, Stantec may purchase up to 2,281,339 common shares of Stantec (“Common Shares”), representing approximately 2% of Stantec’s 114,066,995 issued and outstanding Common Shares as of December 2, 2024. The purchases may commence on December 13, 2024 and will terminate no later than December 12, 2025. Except for block purchases permitted under the rules and policies of the TSX, the number of Common Shares to be purchased per day will not exceed 64,993 or approximately 25% of the average daily trading volume for the six full calendar months ending November 30, 2024, which is 259,973 Common Shares. Stantec will make the purchases on the open market through the facilities of the TSX or any alternative Canadian trading system, and the prices that Stantec will pay for any common shares will be the market price of such shares at the time of acquisition. All Common Shares purchased by Stantec will be cancelled.

The renewal of the NCIB follows on the conclusion of Stantec’s previous NCIB that expires December 12, 2024. In 2023, Stantec repurchased 129,036 common shares at an average share price of $77.25 and a total cost of C$10 million. No shares have been repurchased in 2024 as Stantec has focused on its growth strategy, with the acquisitions of ZETCON Engineering, Morrison Hershfield, and Hydrock, completed in early 2024.

Stantec also announced today that, in connection with its intention to implement the NCIB, Stantec has renewed its automatic share purchase plan (the “ASPP”) with a designated broker to allow for the purchase of its Common Shares under the NCIB, once effective, at times when Stantec normally would not be active in the market due to applicable regulatory restrictions or internal trading black-out periods. Before the commencement of any particular internal trading black-out period, Stantec may, but is not required to, instruct its designated broker to make purchases of Stantec’s Common Shares under the NCIB during the ensuing black-out period in accordance with the terms of the ASPP. Such purchases will be determined by the broker in its sole discretion based on parameters established by Stantec prior to commencement of the applicable black-out period in accordance with the terms of the ASPP and applicable TSX rules. Outside of these black-out periods, Common Shares will be purchasable by Stantec at its discretion under its NCIB, once effective.

The ASPP will commence on the effective date of the NCIB and will terminate on the earliest of the date on which: (a) the maximum annual purchase limit under the NCIB has been reached; (b) the NCIB expires; or (c) Stantec terminates the ASPP in accordance with its terms. The ASPP constitutes an “automatic securities purchase plan” under applicable Canadian securities laws.

Stantec believes that, from time to time, the market price of its Common Shares may not adequately reflect the value of its business and its future business prospects. As a result, Stantec believes at such times that its outstanding Common Shares may represent an attractive investment for Stantec and an appropriate and desirable use of its available funds. This capital deployment strategy is consistent with Stantec’s priority of maintaining balance sheet strength, while reinvesting in organic and acquisitive growth, paying down debt, and increasing dividends, all of which contribute to enhanced shareholder returns.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable architecture, engineering, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Media Contact Danny Craig Director, Public Relations Ph: (949) 632-6319 danny.craig@stantec.com	Investor Contact Jess Nieukerk Stantec Investor Relations Ph: (403) 569-5389 ir@stantec.com